

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Daniel Shribman
Chief Executive Officer and Chief Financial Officer
B. Riley Principal 150 Merger Corp.
299 Park Avenue, 21st Floor
New York, New York 10171

> **Re: B. Riley Principal 150 Merger Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed March 14, 2022**
> **File No. 333-262047**

Dear Mr. Shribman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4, filed March 14, 2022

Q: What happens if a substantial number of the Public Stockholders vote in favor . . ., page 17

1.   We note your revised disclosure in response to our prior comment 1. Please further revise to disclose the Post-Transaction Equity Value on a per share basis.

"Q: May our Sponsor and our officers and directors purchase Public Shares . . .", page 24

2.   We note your response to comment 2, including that it is the company's belief that limiting the scope of Rule 14e-5 to purchases or arrangements to purchase made at a price in excess of the redemption price is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions. However, we are not persuaded by your

response. Please refer to Tender Offer and Schedules CDI Question 166.01, which states, among other conditions, that the staff will not object to purchases by the SPAC sponsor or its affiliates outside of the redemption offer when the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process. Please revise accordingly. In addition, please address the items discussed in the CDI, including the following: (1) disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction; and (2) confirm that the SPAC will disclose, prior to the security holder meeting to approve the business combination transaction, the items listed in bullet point five of the CDI, and any incentives to buy shares or vote for the merger.

Background to the Business Combination, page 123

3.   Please include in your background disclosure a discussion of the negotiation of Amendment No. 2 to the Merger Agreement, including accelerating the Accelerated FaZe Options.

4.   We note your amended disclosure on page 131 that "[i]n connection with the Term Loan, on March 10, 2022, FaZe waived the Minimum Proceeds Condition under the Merger Agreement." Please amend your disclosure to provide additional detail regarding any negotiations related to this waiver, and to explain why FaZe waived this condition. Amend your risk factor disclosure, as appropriate, to highlight the risks to the combined company related to financing their operations with the Term Loan rather than minimum proceeds from BRPM. Please also discuss the risks related to the conflicts of interest, if any, arising from an affiliate of the Sponsor issuing the Term Loan to FaZe.

Certain Projected Information, page 135

5.   We note your disclosure on page 64 and throughout the filing that your 2021 actual results differed from your 2021 FaZe Forecasts, that you expect your 2022 actual results to differ from your 2022 FaZe Forecasts, that your actual results for 2023 through 2025 may also differ from your 2023 through 2025 FaZe Forecasts, and that you lack the visibility to reasonably quantify the change to your expected 2022 results. Please tell us whether management expects the results for 2022 and future periods to differ materially from the projections, and describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. Further, please amend your disclosure in this section to discuss whether the changed circumstances have altered the board's consideration and decision to recommend the business combination and explain why the board is still recommending the transaction if results are expected to materially differ from these projections.

Business of New FaZe, page 194

6.   Please amend your disclosure to provide the information required by Item 101(h)(4)(xii)

of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Key Performance Indicators, page 206

7. You disclose Total Reach of over 510 million as of February 28, 2022 throughout the registration statement. In key performance indicators on page 207, Total Reach presented is 361 million and 324 million as of December 31, 2021 and December 31, 2020, respectively. Please clearly disclose the components of the over 510 million Total Reach and the reasons for 149 million, or 41%, increase during the two months ended February 28, 2022.

8. On page 196 you state that you have over 510 million fans across all platforms, on pages 23 and 195 you state that you have over 510 million total followers, and on page 197 you state that you have a social media reach of over 510 million. Please clearly differentiate between Total Reach, total followers, social media reach, and a fan throughout the filing. To provide investors more insight into your business, please disclose how many of the 510 million subscribers across the various social media channels are considered active and explain how you define active subscribers.

Results of Operations, page 214

9. You disclose content revenues increased due to $4.5 million received through a five-year exclusive license to a third party for certain content produced by FaZe talent in 2021. We also note on page F-29 that one content creator accounted for 22% of your revenues. Please disclose the terms of this arrangement, your performance obligations and how you recognize revenue for this material agreement in the current and future periods and any known trends.

10. We note that your content revenue earned on YouTube and Twitch decreased by $0.5 million. However your key performance indicators show Aggregate YouTube Subscribers increased to 116 million as of December 31, 2021 from 115 million as of December 31, 2020. Your ARPU increased to $0.45 for year ended 2021 from $0.32 for year ended 2020. Please explain.

Revenue Recognition and Contract Balances, page F-31

11. We note your response to comment 14 that FaZe has separate revenue contracts with Google, in which FaZe's only performance obligation is to allow Google to attach advertisements to its content. Please revise to clearly identify if the contracts with Google are with FaZe or with the talent/creator's channel. We note that of your 116 million Aggregate YouTube Subscribers, only 8.8 million subscribers are on the Company programmed FaZe Clan YouTube Channel while the remaining are with the creator's co-branded channel. Please clarify who owns the content FaZe or the content creator and provide your basis for recording gross revenue from Google or other social media platforms on co-branded channels.

12. We note your contract asset increased to $4.1 million as of December 31, 2021 from $1.3 million as of December 31, 2020. Please explain the increase in this balance, the conditions that are necessary to bill the customer and recognize this amount as receivables.

Exhibits

13. Please file the employment agreements with Lee Trink, Amit Bajaj, and Kainoa Henry referenced on page 249 and the Collaboration Agreement referenced on page 259 as exhibits to the registration statement. Refer to Item 601(b)(iii) and 601(b)(10)(ii)(A) of Regulation S-K, respectively.

14. We note your response to our prior comment 16 and your response to our prior comments 12 and 42 in your January 6, 2022 letter. Given your agreement with the creator accounted for 22% of revenue in 2021, up from 16% in 2020, and your agreement with the global sponsor accounted for 12% of revenue in 2021, up from 10% in 2020, we do not find your prior arguments persuasive. Please file the agreements as exhibits to your registration statement, or explain how you are not substantially dependent on these agreements. In addition, please file the five-year exclusive license for certain content created by the content creator and describe the agreement in your filing, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

You may contact Nasreen Mohammed at (202) 551-3773 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Katherine Bagley at (202) 551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.